Exhibit 99.1

Itaú Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	11/25/2021

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Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5	08/02/2021
V6	Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3	08/25/2021
V7	Updated items: 10.3 and 15.7	10/08/2021
V8	Updated items: 11.1 and 11.2	11/03/2021
V9	Updated items: 7.2, 10.3, 15.4 and 15.7	11/11/2021
V10	Updated items: 7.2 and 15.4	11/25/2021

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7.2. With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information: a) Marketed products and services Our Business Operations Overview We report the following segments: (i) Retail Banking; (ii) Wholesale Banking; and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows: The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees. The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments. The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency 4 interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A.    We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients.    Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details.    The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Retail Banking We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to connect with and understand our customers’ needs, better enabling us to offer suitable products to meet their demands. Our main activities under the retail banking segment are the following: Itaú Retail Banking (individuals) Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income of up to R$4,000.    Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference and chat from 9 a.m. to 6 p.m. on business days, at no additional cost.    Our focus on digital transformation led to an increase of the share of our digital operations, which are sales, account openings and accesses through the internet and mobile app. For instance, the online account opening process via mobile app, launched in 2016, already represents 49% of the individual accounts opened on a monthly basis (excluding salary accounts), as of December 31, 2020.    We also continue to focus on initiatives to improve customer satisfaction. The satisfaction ratings (Net Promoter Score, or NPS) of our retail bank improved by 11 percentage points between August 2018 and December 2020. Itaú Personnalité (banking for high-income individuals) We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000.    Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 232 branches, 5 located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.    For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features. Itaú Empresas (very small and small companies) To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for: • Microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 2,587 bank branches and 2,144 relationship managers as of December 31, 2020; and • Small businesses: customer base consisting of companies with annual revenues between R$1.2 million and R$30 million, served by 342 bank branches and 1,600 relationship managers as of December 31, 2020. ANBIMA certifies all of our relationship managers, who are trained and skilled to offer the appropriate banking solutions for each client, guided by all the variables that can affect the companies that we serve and their owners.    Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking services.    Since the beginning of the COVID-19 pandemic and the resulting economic crisis, we have sought to support our customers with complete and sustainable solutions. In mid-April 2020, we launched a more comprehensive program called Travessia. The range of customized solutions offered includes grace periods, extended loan terms and new interest rate conditions. We also provided new government sponsored credit facilities to support our clients.    The COVID-19 pandemic has accelerated the process of customer digitalization. To help our customers with this process, we developed new products, services and digital processes, as well as improving the tools used by our sales and relationship teams, aiming at greater efficiency in business generation and service.    We strive to maintain high levels of customer satisfaction by placing them at the heart of our business approach. To achieve this goal, using the NPS system we constantly monitor the NPS indicator and intensify customer journey mapping as a means to identify opportunities to excel at meeting the needs of our customers. Our NPS indicator for this segment increased 13 percentual points between August 2018 and December 2020. Credit Cards and Commercial Agreements We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 32.4% in the fourth quarter of 2020, according to ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Through our proprietary segments and partnerships with major retailers, telephone companies, automakers and airlines established in Brazil, we offer a wide range of credit and debit cards to account holders and non-account holders.    Our purpose is to provide the best customer experience and satisfaction. In order to achieve this, as one of our priorities, we established the “Customer First”. Our aim is to continuously grow our credit card portfolio increasing digitalization, profitability and the quality of our assets. Accordingly, our credit card division is dedicated to developing the best payment solutions for our clients,new products and new digital services while managing the credit quality of our portfolio.    6

Our global NPS, a measure of customer satisfaction, indicates that our score improved two basis points compared to 2018. In order to continue evolving our credit card portfolio, our strategic focus is based on three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships.    In 2020, the Account Holders businesses – Itaú Agências, Itaú Uniclass e Personnalité – launched fast growing sales products: Itaú Uniclass Visa Infinity, Itau Agências Click and the Itaú Personnalité Visa Signature card, in which we were pioneers in the Brazilian market. In a context of high demand for purchases through delivery services, Itaú Personnalité Visa Signature card offers 70% discount on the Rappi Prime subscription, possibility of payment via NFC technology (contactless) and travel benefits that include luggage loss, theft insurance and trip cancellation. Another highlight of 2020 was the launch of “pontos que rendem” on Itau’s Loyalty program for Personnalité cardholders, which are investors. The program yields loyalty points along the year just like our clients investments.    In the Non-Account Holders segment our focus was on improving and expanding our co-branded program and the Credicard division transformation. In 2020, the airline cobranded cards, increased total accounts by 7.4% and purchase volume by 3.8%. The Azul Itaucard was rebranded, and we launched the Azul infinite card, with a series of benefits such as: better score in the rewards program, free annual fee when the customer reaches a monthly spending goal, discount on airline tickets, access to VIP lounges and cabin upgrade. In the Credicard division, we made many changes to our way of doing business, such as the institution of a new purpose in 2019 “To awaken in people the power of believing.” In 2020, even amid the COVID-19 pandemic, we experienced significant improvement in our business. Based on our three pillars (“Smart,” connection and partnership), Credicard improved its retention rates and sales levels for the three-month period ended December 31, 2020 compared to the same period in 2019. In addition, in 2020 Credicard outperformed its 2019 Black Friday numbers, created a new robust cashback model and delivered some great systemic improvements alongside the launch of a new product “Credicard On” in co-creation with our clients.    Our Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Extra and Big Group.). By the end of 2020, retail partnerships returned to similar purchase volume levels as those seen in 2019, despite the effects of the COVID-19 pandemic on our results.    Walmart operation in Brazil was re-branded to BIG (supermarket chain) and the credit card product was relaunched with a new platform of benefits and discounts. In the Sam’s Club partnership credit card, which is part of BIG group, all “international” credit cards were up-graded to the “gold” category, more compatible with our clients’ profile. For our partnership with Magazine Luiza, we continued to reinforce our strategy of growing purchase volume and new accounts, launching a new sales channel offering credit cards through Magazine Luiza’s app. In “Passaí,” we launched a new POS machine focusing on the small entrepreneur. It became available in all Assaí stores. Payroll Deducted Loans In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender.    Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies.    We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals. Mortgage 7

We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature.

Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios.

We have several sales channels that are utilized for purposes of mortgage financing products: (i) branch network, (ii) construction and development companies, (iii) mortgage agencies, and (iv) partnerships with REMAX, a realtor company, and CrediPronto, a mortgage financing company.

We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than two hours to get back to the client for loans up to R$1 million. This financing process can be fully digital.

In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client's digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2019 and 2018 we were awarded the "Best Digital Mortgage Bank Brazil" by Global Finance.

The number of mortgages we provided directly to individuals in 2020 was 58 thousand, for an aggregate value of R$18.9 billion during the year. In 2020, our portfolio had an average Loan to Value (LTV) of 40.0%, compared to 38.7% in 2019. In commercial loans, we financed 92 new real estate units during 2020, with an aggregate value of R$3.2 billion.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

Merchant Acquirer

Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede's activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals.

In 2020, we continued to restructure our business model, focusing on the following priorities: 1) integration of our banking operations; 2) strengthening of direct sales channels; and 3) digital transformation.

We generated R$506.6 billion in transactions with respect to credit and debit cards during the year ended December 31, 2020 an increase of 4.5% compared to the same period in 2019. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2020, 2019 and 2018:

(In billions of R$)

	Financial Volume		
	2020	**2019**	**2018**
Credit cards	308.8	312.7	280.8
Debit cards	197.8	172.3	156.3
Total	**506.6**	**485.0**	**437.1**

Private Pension Plans

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We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans.    Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees’ financial education.    According to the National Federation of Private Pension and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI, contributions to Itaú Private Pension Plans reached R$15.4 billion in the year ended December 31, 2020. The decrease compared to the contributions registered in December 2019 is mainly due to the COVID-19 pandemic.    Vehicle Financing We developed and launched a series of new products and services during 2020, some of which are: Digital Retail – the evolution in our digital retail platform had an important impact in our journey. We launched automotive e-commerce with digital assistant, integrating means of payment and financial services, in a 100% digital experience for the customer. Further, to ensure safety in our transactions and to optimize the client experience, we deployed a facial biometrics solution and electronic signature. Programa Travessia – we launched new solutions to support our clients during the COVID-19 pandemic. Accordingly, we offered grace periods of 60 and 120 days or loan reprofiling with an extension of the contract term, keeping the original contracted rate. These solutions benefited a significant amount of vehicle financing clients.    VEC – we announced to the market our new service of electric vehicle shared, Vec Itaú, which will be available to customers in the second half of 2021. This new solution will allow users to unlock the cars at stations directly through the application and return them at the same place or at another charging station. These measured enable us to enhance our presence and position in the sustainable urban mobility sector. iCarros Products – our solutions help dealers make their sales process more efficient. iCarros’ Lead Managers are now fully integrated with Linx Auto solution to help dealers on sales and billing process, ensuring a unique journey experience; “Garagem do Conhecimento” is an educational platform with distant education classes to prepare professionals of the automotive sector. iCarros is the first Brazilian automotive marketplace integrated with several banks, who offer personalized credit that match customer’s profiles; “Check-up” iCarros is a car management app for end consumers, focused on services to drivers and also supplying detailed data from clients cars to the service providers. “Entrega Fácil” is a new solution that allows sales to be delivered directly to the consumer’s home, whether it is for a test-drive or after the purchase has been made. The iCarros Club is a B2B trade-in platform, built to help our clients to increase sales in a safe and faster manner. As of December 31, 2020, our individual and corporate vehicle financing portfolio (not considering FINAME) totaled R$35.7 billion, an 27% increase from the previous year. The average loan to value ratio of our individuals vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 61.4% as of December 31, 2020, a 180 basis points increase compared to 2019. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.    The total amount of new contracts during the year ended December 31, 2020 reached R$22.5 billion, a 9% growth compared to 2019, for our individual and corporate vehicle financing operations. The average vehicle loan term was 44 months, with 33% of the transactions carried out with terms up to 36 months. 9

Insurance Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Itaú Unibanco Group’s revenues. Other insurance activities encompass extended warranty, health insurance, our 11.6% stake in IRB – Brasil Resseguros S.A. and other operations.    Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform.    There was a reduction in the sales volume in 2020 due to the COVID-19 pandemic, although there was no reduction in the amount of insurance from our customer portfolio. There was also a substantial impact on death, unemployment and hospitalization coverage due to the COVID-19 pandemic. Premium Bonds (“títulos de capitalização”, or capitalization plans) Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize.    We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 39.5% in the year ended December 31, 2020 when compared to the same period of 2019. Consortia A consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS tax (only for properties consortium), with the exception of the random drawing, the other options may be combined.    As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us.    Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients.    Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2020, we achieved the following results: • Monthly average of R$1,154 million of sales in the three-month period ended December 31, 2020; • R$3.5 billion of sales recorded in the three-month period ended December 31, 2020, an increase of 10% compared to the same period of 2019 and an increase of 33% compared to the three-month period ended September 30, 2020; 10

• New products implemented: trucks and motorcycles; and    • New feature: in our app, customers can find a new feature to help them buying a consortium. They only have to fill a form and they will receive a call offering the best options for them.    Microcredit Our microcredit unit offers to low-income, informal entrepreneurs’ access to credit to expand and develop their businesses. As a tool to stimulate entrepreneurship and part of the government’s National Program for Oriented and Productive Microcredit (PNMPO), Itau Microcrédito is focused on entrepreneurs with up to R$360,000.00 in annual revenue. Loans are granted by specifically trained microcredit loan officers who discuss the client’s financial situation and understand their business’s needs, as well as provide information to help them improve their financial management.    In 2020, our most important initiative was to help our clients navigate the significant impacts of the COVID-19 pandemic in the Brazilian economy. We postponed the due dates of all interested, compliant clients in 60 days during the second quarter of 2020 and offered a renegotiation campaign with special discounts for those who defaulted during the third quarter of 2020. Another important evolution was the start of the commercialization of microcredit in our retail branches and through online channels in November 2020. Public Sector Group The Public Sector Group is tasked with client coverage and business development efforts for Brazilian Federal, State and Municipal government branches as well as select State Owned Enterprises. Its value proposition entails coverage in key locations of clients in the Public Sector space by a team of seasoned professionals, offering a comprehensive array of Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and Credit Products for select clients.    During 2020 the Public Sector Group underwent a restructuring effort aimed at streamlining its operations and reinforcing its product portfolio with the goal of creating a more encompassing and Full Bank Experience for our clientele. As of December 31, 2020, the Public Sector Group was responsible for managing the relationships with 6,505 client accounts from its 13 offices across Brazil. Wholesale Banking Wholesale Banking is the segment responsible for banking operations of middle-market, agribusiness, large and ultra-large companies (those with annual revenues from R$30 million) and investment banking services.    Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.    One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.    Investment Banking Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies.    11

Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment.    Asset Management    With more than 60 years of experience in investment management, as of December 31, 2020, Itaú Asset Management has R$ 752.7 billion in assets under management (including Itaú Unibanco and Intrag) according to ANBIMA (Ranking de Gestão – December 2020) and recorded a 170 basis points decrease of assets under management in 2020 as compared to 2019. Itaú Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 12.5% market share as of December 31, 2020, according to ANBIMA.    Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$56.3 billion in managed assets as of December 31, 2020, compared to R$68.5 billion as of December 31, 2019, according to ANBIMA.    The reduction in assets under management in 2020 was intensified due to the COVID-19 pandemic which led to an asset migration out of funds and into the Bank Deposit Certificates portfolio.    Investment Services    Itaú Investment Services business units provide    (i) local custody and fiduciary services, (ii) international custody services, and (iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.    We provide the technological tools to perform daily activities of each service and rely on compliance and contingency procedures. Thus, our clients can direct the focus on their business management.    Pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers are our primary clients in these businesses, representing approximately 1,000 groups of clients, that reached R$3.9 trillion of assets under service as of December 31, 2020, which includes investment funds, underwriting, pension funds, trustee and brokerage services.    In 2020, Global Finance named Itaú Investment Services as the best sub-custodian in Brazil, Uruguay and Paraguay. We are currently updating our technological platform regarding securities services and investing in new solutions for our clients, such as iServices, that includes custody, brokerage and clearing all integrated as a service.    Itaú Private Bank    With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago and Nassau.    Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternative products from third-party providers.    Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives:    12

- Being the leading private bank in terms of client satisfaction;
- Adding value to clients and stockholders with a complete offering of long-term proactive advisory services;
- Continuing to invest in our international platforms to enhance Brazilian clients' experience;
- Improving our operational efficiency through continuous investments in technology; and
- Maintaining a focus on risk management and regulatory considerations.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 302 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$133.5 billion in trading volume in 2020. The brokerage services are also provided to international clients through our broker-dealer in New York.

International Operations

We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.

The table below shows some of our operations in Latin America, excluding Brazil:

Countries	Branches & CSBs	ATMs	Employees
Argentina	84	175	1,584
Chile	185	408	5,340
Colombia(1)	111	125	3,098
Paraguay	40	301	975
Uruguay(2)	24	62	1,065

(1) Includes employees in Panamá.
(2) Does not include the 33 OCA points of service.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2020, we had a network of 444 branches, including 8 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 60 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2020, we also had 33 points of service through OCA S.A., our credit card operator in Uruguay. Please see "Distribution Channels", for further details about our distribution network in Latin America.

Banco Itaú Argentina

13

We have operated in Argentina since 1979, where we began with a focus on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina. Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina’s financial market. Itaú Corpbanca In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired control of the resulting entity – Itaú Corpbanca. On the same date, we entered into the Shareholders’ Agreement of Itaú Corpbanca, or Itaú Corpbanca’s Shareholders’ Agreement, which entitles us to appoint, together with the Corp Group, the former controlling stockholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. In the following years, we have increased our equity stake to 56.94%, pursuant to the exercise of put options by Corp Group, as set out in Itaú Corpbanca´s Shareholder´s Agreement, and the exercise of our subscription rights, arising from Itaú Corpbanca’s capital increase. Itaú Corpbanca provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama).    Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, a Consumer Finance Division); and 3) Treasury. Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. Banco Itaú Paraguay Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns. In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market. Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.    14

Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.    In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market.    Itau BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: • Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with business platforms in Madrid and Paris, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. • Private Banking (customers with high financial assets): under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.    Other International Operations Our other international operations have the following objectives: • Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches. • Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity. Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities. Revenues from Operations in Brazil and Abroad 15

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, as issued by the IASB, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2020, 2019 and 2018:

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation			
	2020	2019	2018	2020-2019		2019-2018	
			(In millions of R$, except percentages)				
Income related to financial operations [1] [2]	**123,611**	**145,308**	**131,317**	**(21,697)**	**(14.9)%**	**13,991**	**10.7%**
Brazil	102,016	117,541	108,362	(15,525)	(13.2)%	9,179	8.5%
Abroad	21,595	27,767	22,955	(6,172)	(22.2)%	4,812	21.0%
Revenues from banking services	**38,557**	**39,032**	**36,809**	**(475)**	**(1.2)%**	**2,223**	**6.0%**
Brazil	34,533	35,283	33,211	(750)	(2.1)%	2,072	6.2%
Abroad	4,024	3,749	3,598	275	7.3%	151	4.2%
Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses	**4,488**	**4,553**	**3,961**	**(65)**	**(1.4)%**	**592**	**14.9%**
Brazil	4,488	4,423	3,812	65	1.5%	611	16.0%
Abroad	-	130	149	(130)	(100.0)%	(19)	(12.8)%

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.
(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

Distribution Channels

As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital.

The traditional channels are composed of brick & mortar branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 3,232 branches, which includes physical and digital branches, as of December 31, 2020, distributes all of products and services in Brazil.

ATMs, both our own proprietary network of machines and additional 23,798 via partnership with Tecban, (as of December 31, 2020) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 196 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs		
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Brazil	3,232	3,348	3,717	656	671	703	20,687	21,384	24,252
Abroad	413	448	483	36	37	37	1,071	1,107	1,175
Argentina	71	74	72	13	13	13	175	176	176
Chile and Uruguay	208	219	224	1	1	2	470	486	525
Colombia	101	117	148	10	11	13	125	147	174
Paraguay	28	32	31	12	12	9	301	298	300
Other	5	6	8	-	-	-	-	-	-
Total in Brazil and abroad	**3,645**	**3,796**	**4,200**	**692**	**708**	**740**	**21,758**	**22,491**	**25,427**

Digital Channels *(internet and mobile banking)*

In 2020, due to the COVID-19 pandemic, the world faced one of the greatest economic and social challenges, where technology and digitalization became even more necessary. Many habits and customs were adjusted to the "new normal" and digital channels have become a very safe way to continue interacting with other people and companies without leaving home.

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We invested a substantial amount of effort to give our customers the best possible experience through digital channels. Improvements in the regulatory and competitive scenario reinforced that commitments we made to our customers and other stakeholders a couple of years ago were of utter importance and resulted in important achievements. Our year over year growth in 2020 in monthly active users was 13% and there was a 108% growth in accounts opened digitally for individuals, which represented almost 50% of the total accounts opened in 2020. We also had two records: the download of Itaú App was 1.3x higher than the daily average of 2020 and the download of Itaú Empresas App was 5x higher than the daily average of the same period.    Due to the COVID-19 pandemic, we encouraged our customers to use our digital channels, such as our apps and online banking website, and our digital products. Our website was reconfigured to give prominence to Digital Channels, including a step by step for those who have never used the Itaú App and how to use the main financial services tutorials (view transactions, transfer money and pay bills, credit card payment, virtual cards, unlocking credit and debit card passwords, tracking card orders). We also communicated the services that can be done online on our social networks and sent e-mails and SMS to our customers.    We created the “Services HUB”, a feature in Itaú Apps, with a simple and pragmatic interface, which includes many forms where customers can make requests for operational services. Requests are automatically sent to back office teams, thus reducing the demand for branches and call centers, balancing the experience and practical benefits with efficiency and process optimization. We have more than 16 new forms available and have already processed more than 853 thousand transactions. Besides, we improved the interaction of customers with managers and specialists to purchase products and receiving recommendations, assuring contextualized and quality service. In addition, we are enhancing the connection between online and offline (o2o) channels to optimize the bank’s results.    At WhatsApp Itaú, our focus was to expand the number of services and customers served by the channel. We launched the contact number to serve business customers and the exclusive contact number to deal with renegotiation for retail customers, which now serves active and inactive bank accounts, from simulation to contracting. In addition, we provide a feature that allows non-digitized customers to interact with WhatsApp Itaú, becoming a highly relevant digitization tool. These solutions illustrate our commitment to an omnichannel experience, to always be the bank our clients want to partner with.    Also, in 2020, to help businesses during the COVID-19 crisis, we offered three types of loans in partnership with the government, with special conditions, all available through our digital channels. The first one was exclusive for the payment of salaries and financed 136 thousand payrolls, benefiting almost 50 thousand companies and over 1 million employees and R$2.9 billion in financings. We also offered a loan to support micro and small businesses, which resulted in more than 16 thousand contracts in the first 24 hours and an aggregate amount of R$4 billion borrowed. And the final loan, was a loan for small, medium and large businesses, which resulted in an aggregate amount of R$15 billion borrowed. The NPS in this segment increased by 5 points in 2020, which indicates that we were able to attend the needs of our customers with great quality.    Another important service that we launched was Pix, an online payment and transfer system from the Central Bank. We built Pix considering simple and intuitive interfaces that can offer the best solution to our customers. This product was built by a 300 people multidisciplinary team, working remotely. Within less than two months, the transfers and payments made by Pix represented, organically, 26% of all the bank transfers in our main individual app, showing its disruptive potential and also an excellent basis to build new products and services for our customers.    Our communications channel became more efficient every year, and as we are closer to our customers, we can understand the best direction to follow, not only in terms of service evolution, but also in more efficient ways to help people manage their financial life. Another important point is that everything that is developed in digital channels, is not only built for, but with our customers, taking into consideration their daily routine, pain points and needs. This is a great differential – we have the knowledge and the tools to make our journeys simpler and more intuitive, considering each customer profile. We are also adapting our portfolio and products to serve a larger amount of customers. To mention some of these products, we have investment recommendations according to the clients’ objectives, online check deposit, buying foreign currency in the mobile app, iPhone pra Sempre (an online iPhone update program with credit card) and online renegotiation.    We are constantly recognized for being close to the customer and always delivering best-in-class innovation. As an example, we earned the Folha Top of Mind 2019 as the Best Banking Mobile App category, and in 2020 we earned a national award called Digital Transformation Bank Report, in the categories Credit innovation and Customer/User Experience. In addition, we won the Finances category in Datafolha research about companies and services which had a positive impact during the pandemic. 17

Our Brand and Marketing Channels We strive to provide complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships. This echoes in our continuous effort to fully attend the needs of each customer, from individuals and micro companies to large organizations, and provide the best experience both digitally and physically, which is reflected in our brand positioning.    Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. We are active in social media with constant publications about the economic environment and tutorials. In December 2020, we reached over one billion views on our YouTube channel and over nine million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 641 thousand and 521 thousand followers, respectively.    We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 150 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 2.9 million mentions on social media in 2020, according to Oliver, consulting agency that assist us in the analysis of social media data.    Social media is a pillar in engaging people in our role beyond banking. Itaú Unibanco invests in several projects, with a focus in education, culture, mobility, and sport. Our urban mobility platform has more than 1,400 bike stations and is present in seven cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2020 an average of more than 1 million trips were made each month using bikes from our urban mobility platform. This is due to the amount of bikes we offer people: there are over 7,000 laranjinhas (orange bikes) across Brazil.    In education, our programs are equally powerful: since the “Leia para uma criança” (Read to a child) program was created, more than 61 million printed books were distributed to people and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. This shows our commitment to mobilize clients and non-clients to make a difference in our country.    As a result, in 2020 we were ranked for the 17th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$37,383 million. The analysis is based on our brand’s ability to generate financial results, influence the clients’ selection process, and ensure long-term demand. b) Revenues by segment and their share in the issuer’s net revenues Activities Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments.    18

The table below presents our revenues per segment for the years ended December 31, 2020, 2019 and 2018.

(In R$ million)

	Year ended December 31		
	2020	**2019**	**2018**
Retail Banking	**72,680**	**79,227**	**72,182**
Financial margin (1)	41,818	46,764	40,243
Revenues from banking services	23,918	25,411	25,131
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,944	7,052	6,808
Wholesale Banking	**32,187**	**30,650**	**29,389**
Financial margin (1)	19,883	18,778	18,930
Revenues from banking services	11,911	11,306	9,810
Income from insurance, private pension and capitalization operations before claim and selling expenses	393	566	649
Activities with the Market and Corporation (2)	**9,918**	**9,913**	**10,246**
Financial margin (1)	8,394	9,088	9,912
Revenues from banking services	1,401	590	138
Income from insurance, private pension and capitalization operations before claim and selling expenses	123	235	196
IFRS adjustments	**(14,586)**	**(2,711)**	**(7,617)**
Total (3)	**100,199**	**117,079**	**104,200**
Financial margin (1)	50,053	69,350	60,705
Revenues from banking services	38,557	39,032	36,809
capitalization operations before claim and selling expenses	4,488	4,553	3,961
Other revenues	7,101	4,144	2,725

(1) It includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad.

(2) Activity with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, and income from pension and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2020, 2019 and 2018 after the eliminations from consolidation.

(In R$ million)

	2020	2019	2018
Income from financial operations (1) (2)	**123,611**	**145,308**	**131,317**
Brazil	102,016	117,541	108,362
Abroad	21,595	27,767	22,955
Revenues from banking services	**38,557**	**39,032**	**36,809**
Brazil	34,533	35,283	33,211
Abroad	4,024	3,749	3,598
Income from insurance and private pension operations before claim and selling expenses	**4,488**	**4,553**	**3,961**
Brazil	4,488	4,423	3,812
Abroad	-	130	149

(1) Includes interest and similar income, dividend income, adjustments to fair value of financial assets and liabilities, and foreign exchange results and exchange variations on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

19

c) Income or loss arising from the segment and its share in the issuer's net income

We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated

(In R$ million)

2020	ITAÚ UNIBANCO					
	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	Adjustments	Consolidated IFRS (3)
Operating revenues	**72,680**	**32,187**	**9,918**	**114,785**	**(14,586)**	**100,199**
Financial margin (1)	41,818	19,883	8,394	70,095	(20,042)	50,053
Revenues from banking services	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	-	-	-	-	7,101	7,101
Cost of credit	**(21,247)**	**(8,968)**	**6**	**(30,209)**	**5,583**	**(24,626)**
Claims	**(1,345)**	**(8)**	**-**	**(1,353)**	**(1)**	**(1,354)**
Operating margin	**50,088**	**23,211**	**9,924**	**83,223**	**(9,004)**	**74,219**
Other operating income (expenses)	**(40,221)**	**(16,133)**	**(650)**	**(57,004)**	**(11,985)**	**(68,989)**
Non-interest expenses (2)	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
ISS, PIS, Cofins and other tax expenses	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Equity in the earnings of associates and joint ventures	-	-	-	-	1,399	1,399
Net income before income tax and social contribution	**9,867**	**7,078**	**9,274**	**26,219**	**(20,989)**	**5,230**
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest	(175)	601	(46)	380	3,452	3,832
Net income	**6,621**	**5,786**	**6,129**	**18,536**	**360**	**18,896**

(1) It includes net interest and similar income and expenses, dividend income of R$55,420, net gain (loss) from investment securities and derivatives of R$(8,056), and foreign exchange results and exchange variations on transactions abroad of R$2,689.

(2) These refer to general and administrative expenses that include depreciation and amortization expenses of R$(5,064).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

(In R$ million)

2019	ITAÚ UNIBANCO					
	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	Adjustments	IFRS Consolidated (3)
Operating revenues	**79,227**	**30,650**	**9,913**	**119,790**	**(2,711)**	**117,079**
Interest margin (1)	46,764	18,778	9,088	74,630	(5,280)	69,350
Revenues from banking services	25,411	11,306	590	37,307	1,725	39,032
Income from insurance and private pension operations before claim and selling expenses	7,052	566	235	7,853	(3,300)	4,553
Other revenues	-	-	-	-	4,144	4,144
Cost of credit	**(16,072)**	**(2,082)**	**-**	**(18,154)**	**882**	**(17,272)**
Claims	**(1,206)**	**(59)**	**-**	**(1,265)**	**(30)**	**(1,295)**
Operating margin	**61,949**	**28,509**	**9,913**	**100,371**	**(1,859)**	**98,512**
Other operating income (expenses)	**(41,430)**	**(15,403)**	**(986)**	**(57,819)**	**(9,450)**	**(67,269)**
Non-interest expenses (2)	(36,346)	(13,940)	(365)	(50,651)	(10,361)	(61,012)
Tax expenses for ISS, PIS, Cofins and other	(5,084)	(1,463)	(621)	(7,168)	(404)	(7,572)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,315	1,315
Net income before income tax and social contribution	**20,519**	**13,106**	**8,927**	**42,552**	**(11,309)**	**31,243**
Income tax and social contribution	(7,095)	(3,856)	(2,545)	(13,496)	10,066	(3,430)
Non-controlling interest	(198)	(444)	(51)	(693)	(7)	(700)
Net income	**13,226**	**8,806**	**6,331**	**28,363**	**(1,250)**	**27,113**

(1) Includes net interest and similar income and expenses, dividend income of R$64,325, net gain (loss) from investment securities and derivatives of R$4,098, and foreign exchange results and exchange variations on transactions abroad of R$927.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$(4,630).

(3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

(In R$ million)

2018	ITAÚ UNIBANCO					
	RETAIL BANKING	WHOLESALE BANKING	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	Adjustments	IFRS Consolidated (3)
Operating revenues	**72,182**	**29,389**	**10,246**	**111,817**	**(7,617)**	**104,200**
Interest margin (1)	40,243	18,930	9,912	69,085	(8,380)	60,705
Revenues from banking services	25,131	9,810	138	35,079	1,730	36,809
Income from insurance and private pension operations before claim and selling expenses	6,808	649	196	7,653	(3,692)	3,961
Other income	-	-	-	-	2,725	2,725
Cost of credit	**(12,526)**	**(1,540)**	**-**	**(14,066)**	**5,112**	**(8,954)**
Claims	**(1,160)**	**(68)**	**-**	**(1,228)**	**-**	**(1,228)**
Operating margin	**58,496**	**27,781**	**10,246**	**96,523**	**(2,505)**	**94,018**
Other operating income (expenses)	**(40,002)**	**(15,217)**	**(1,070)**	**(56,289)**	**(7,121)**	**(63,410)**
Non-interest expenses (2)	(35,296)	(13,817)	(331)	(49,444)	(8,094)	(57,538)
ISS, PIS, Cofins and other tax expenses	(4,706)	(1,400)	(739)	(6,845)	226	(6,619)
Equity in the earnings of associates and joint ventures	-	-	-	-	747	747
Net income before income tax and social contribution	**18,494**	**12,564**	**9,176**	**40,234**	**(9,626)**	**30,608**
Income tax and social contribution	(6,939)	(3,829)	(2,964)	(13,732)	8,763	(4,969)
Non-controlling interest	(184)	(550)	(35)	(769)	37	(732)
Net income	**11,371**	**8,185**	**6,177**	**25,733**	**(826)**	**24,907**

(1) Includes net interest and similar income and expenses, dividend income of R$62,565, net gain (loss) from investment securities and derivatives of R$(4,834), and foreign exchange results and exchange variations on transactions abroad of R$2,974.

(2) These refer to general and administrative expenses that include depreciation and amortization expenses of R$(3,332).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

20

______3OHDVH_LQVHUW_D_IORZFKDUW_RI_WKH_LVVXHU¶V_VWRFNKROGHUV_DQG_WKH_HFRQRPLF_JURXS_LQ_ZKLFK_WKH_LVVXHU_ LV_LQFOXGHG__LGHQWLI\LQJ___ D_ DOO_GLUHFW_DQG_LQGLUHFW_FRQWUROOLQJ_VWRFNKROGHUV__DQG__VKRXOG_WKH_LVVXHU_ZLVK__VWRFNKROGHUV_RZQLQJ_DQ LQWHUHVW_HTXDO_WR_RU_KLJKHU_WKDQ____RI_D_FODVV_RU_W\SH_RI_VKDUHV Família Egydio de Família Moreira Salles Free Float (1) (*) Souza Aranha (1) 63.27% common shares 36.73% common shares 18.21% preferred shares 81.79% preferred shares 100.00% Total 33.69% Total 66.31% Total Cia. E . Johnston Itaúsa S.A. de Participações 50.00% common shares 100.00% preferred shares 66.53% Total IU PAR—Itaú U nibanco Free Float (*) 50.00 % common shares Participações 39.21% common shares 33.47% Total 19.83% Total 51.71% common shares Itaú U nibanco 7.7Ï³% common shares 26.15% Total Holdin g S.A. 98.64% preferred shares 52.68% Total (2) (3) 99.99% common shares 100.00% common shares 100.00% preferred shares 100,00% preferred shares 26.46% Total 100.00% Total 99.99%Total 100.00%Total Itaú Consultoria Banco Itaú Itaú CorpBanca S.A. Banco Itaú BBA S.A. de Valores Mobiliários Uruguay S.A. e Participações S.A. 100.00% common shares 99.99% common shares 99.99% common shares 100.00% preferred shares 100.00% preferred shares 100.00% preferred shares 100.00% Total 100.00% Total 100.00%Total 99.99%Total 99.99%Total 0.01% 0.01% common shares Itaú Corretora common shares OCA S.A. Bicsa Holdings, Ltd. Itaú U nibanco S.A. Banco Itaucard S.A. 0.00% de Valores S.A. preferred shares 0.00% preferred shares 0.01%Total 0.01%Total ;ÏÍ¿ Date: 03.31.2021. ;Ï®Í¿ Date: 0Ï±.Ï¬Ï³.2021. The percentages do not include treasury shares (*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders. ;Ï¯Í¿ Date: 11.17.2021. Direct subsidiaries 21

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	99,99	99,99	Subsidiary
Banco Itaucard S.A.	99,99	99,99	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S. A.	99,99	99,99	Subsidiary
Itaú Seguros S.A.	0,00	0,00	Subsidiary
ITB Holding Brasil Participações Ltda.	0,00	0,00	Subsidiary
			Subsidiary
Abroad			
Itaú Corpbanca	26,46	26,46	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Bicsa Holdings, Ltd.	100,00	100,00	Subsidiary
OCA S.A.	100,00	100,00	Subsidiary
Topaz Holding Ltd.	0,00	0,00	Subsidiary

22